Exhibit 99.1

Bragg Gaming Supplies Online Casino Game Aggregation for Superbet in Brazil

Agreement extends the supplier’s reach in soon to be regulated market

Toronto, December 21, 2023 – Bragg Gaming Group has taken its aggregation platform live with Superbet in Brazil, following a deal that sees the provider become a leading partner to the operator in one of the world’s hottest gambling markets.

As well as third-party content from the industry’s most sought after providers, Bragg now supplies Superbet with its proprietary games portfolio, including popular titles from in-house studios Atomic Slot Lab and Indigo Magic.

The deal sees Bragg cement its presence in the Brazilian market with the country’s long-awaited and much anticipated reform that could regulate online sports betting and gambling nearing completion.

New legislation would make Brazil the most important new regulated market for the global online gambling sector in 2024.

The agreement follows successful launches with Superbet’s new Happening platform in Serbia and Belgium, where Bragg provides content aggregation for the operator’s superbet.rs and napoleongames.be online casino brands.

Matej Nemec, Commercial Director at Bragg Gaming Group, said: “We have already seen tremendous growth with Superbet through aggregation partnerships in several countries, and this Brazilian launch is another important milestone which throws a spotlight on Bragg’s position as a leading supplier in this fast-growing iGaming market.

“We offer a wide portfolio of casino content that has already proven popular with local audiences in LatAm, and this partnership will further our ambitious growth plans for the region which will be a key focus for us in 2024.”

Adam Shaw, Chief Revenue Officer at Superbet, said: “Brazil is set to be a market with great potential once it's regulated and we are gearing up to offer local players the best online experience.

“Bragg’s aggregation platform supplies us with a diverse portfolio of proprietary and exclusive content as well as games from the industry’s most popular providers and we are thrilled to partner with them in Brazil.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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